Exhibit 5.1

Our ref: AMF/781326-000003/31045374v11	[Subject to review and amendment]

Waldencast plc
2nd Floor, Sir Walter Raleigh House
48-50 Esplanade
St Helier
Jersey
JE2 3QB

[●] 2022
Waldencast plc (the “Company”)

We have acted as counsel as to Jersey law to the Company. The Company has legally continued to Jersey from the Cayman Islands on [●] 2022. We refer in this opinion to the Company prior to its continuance to Jersey as the “Cayman Company”.

This opinion is being delivered in connection with the Registration Statement (File No. 333-253370) of the Company on Form F-4 filed with the United States Securities and Exchange Commission (the “Commission”) on 14 February 2022, including all amendments or supplements thereto, under the United States Securities Act of 1933, as amended (the “Act”) (including its exhibits, the “Registration Statement”).

We have been requested to provide you with a legal opinion on matters of Jersey law in relation to:

(a)	the continuance of the Cayman Company to Jersey;

(b)	the class A ordinary shares of US$0.0001 each in the capital of the Company (the “Class A Ordinary Shares”); and

(c)	each whole warrant exercisable to purchase one Class A Ordinary Share at a price of US$11.50 per Class A Ordinary Share pursuant to the Warrant Instrument (as defined below) (the “Warrants”).

This opinion is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents which we have deemed necessary to give this opinion:

1.1
The certificate of incorporation of the Company and certificate of continuance of the Company dated [●] (the “Certificate of Continuance”), the consent dated [●] issued to the Company pursuant to the Control of Borrowing (Jersey) Order 1958, the consent issued by the Registrar of Companies of the Jersey Financial Services Commission dated [●] to the issue of the Warrants by the Company pursuant to the Control of Borrowing (Jersey) Order 1958 and the memorandum and articles of association of the Company as registered or adopted on [●] (the “Memorandum and Articles”).

1.2	A scanned certified copy of the register of members of the Company, supplied to us on [●] 2022 by Maples Fiduciary Services (Jersey) Limited (the “Register of Members”).

1.3	A certificate of good standing in respect of the Company issued by the Jersey Financial Services Commission on [●] 2022 (the “Certificate of Good Standing”).

1.4	A certificate from a director of the Company, a copy of which is attached to this opinion (the “Director’s Certificate”).

1.5	The Registration Statement.

1.6
The warrant agreement dated 15 March 2021 between the Cayman Company and Continental Stock Transfer and Trust Company and the warrant certificate constituting the Warrants, filed as Exhibit 4.4 to the Registration Statement (the “Warrant Agreement”).

1.7
The agreement and plan of merger dated 15 November 2021 between the Cayman Company, Obagi Merger Sub, Inc and Obagi Holdings Limited, filed as Exhibit 2.1 to the Registration Statement (the “Obagi Merger Agreement”).

1.8
The equity purchase agreement dated 15 November 2021 between the Cayman Company, Waldencast Partners LP, Obagi Holdco 1 Limited, Milk Makeup LLC, the members listed therein and the equityholder representative listed therein, filed as Exhibit 2.2 to the Registration Statement (the “Milk Equity Purchase Agreement”).

Each of the Warrant Agreement, the Obagi Merger Agreement and the Milk Equity Purchase Agreement are together the “Documents”.

1.9
The written resolutions of the board of directors of the Cayman Company dated 13 January 2021, 22 February 2021 and 15 March 2021 approving entry into the Warrant Agreement and the minutes of the meeting of the board of directors of the Cayman Company dated 13 November 2021 approving entry into the Obagi Merger Agreement and the Milk Equity Purchase Agreement (as defined below) (together the “Resolutions”).

1.10
The public records relating to the Company available for inspection via the website of the Registrar of Companies in Jersey (including, as applicable, the records and information maintained by the Registrar of Companies as Registrar under the Security Interests (Jersey) Law 2012) (“SIJL”) at the time we inspected such records (the “Public Records”).

1.11	The response received by us today from the office of the Viscount of the Royal Court of Jersey to our enquiry made to such office in respect of the Company (the “Viscount Response”).

1.12
The response received by us today from the office of the Judicial Greffe in Jersey to our enquiry made to such office in respect of a creditors’ winding up in relation to the Company (the “Creditor Winding Up Response”).

1.13
Save for the searches referred to at paragraphs 1.10 to 1.12 (inclusive) and our examination of documentation we have expressly referred to, we have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting, the Company or any other person.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of Jersey which are in force on the date of this opinion letter.  In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1
The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of Jersey).

2.2
The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York in respect of the Warrant Agreement and the laws of the State of Delaware in respect of the Obagi Merger Agreement and the Milk Equity Purchase Agreement (together the “Relevant Laws”) and all other relevant laws (other than, with respect to the Company, the laws of Jersey).

2.3
The choice of the Relevant Laws as the governing law of the Documents (as applicable) has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York in respect of the Warrant Agreement and the courts of the State of Delaware in respect of the Obagi Merger Agreement and the Milk Equity Purchase Agreement (together the “Relevant Jurisdictions”) and any other relevant jurisdiction (other than Jersey) as a matter of the Relevant Laws and all other relevant laws (other than the laws of Jersey).

2.4	Copies of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.5	All signatures, initials and seals are genuine.

2.6
The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of Jersey) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

2.7	The Company is acting on its own behalf and not as an agent, trustee, nominee or in any other capacity in entering into the Documents.

2.8
There is no contractual or other prohibition or restriction (other than as arising under Jersey law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Documents.

2.9
No monies paid to or for the account of any party under the Documents or any property received or disposed of by any party to the Documents in each case in connection with the Documents or the consummation of the transactions contemplated thereby constitute, represent or will constitute or represent proceeds of criminal conduct or proceeds of criminal conduct (as defined in the Proceeds of Crime (Jersey) Law 1999).

2.10	The Company has not entered into any security interests, mortgages or charges over its property or assets.

2.11
In resolving that the Cayman Company enter into the Documents and the transaction(s) documented or contemplated by the Documents, the directors of the Cayman Company were acting with a view to the best interests of the Cayman Company and were otherwise exercising their powers in accordance with their duties under all applicable laws.

2.12	The Viscount Response (construed as if the expression “to the best of my knowledge and belief” or similar are not included) is accurate and complete.

2.13	The Creditor Winding Up Response (construed as if the expression “to the best of my knowledge and belief” or similar are not included) is accurate and complete.

2.14
The Resolutions were duly passed in the manner prescribed in the memorandum and articles of association in force at the time of such Resolutions and the laws of the Cayman Islands and have not been amended, varied or revoked in any respect.

2.15	The Register of Members is true, accurate and complete as at the date of this opinion.

2.16
The Company will receive or has received money or money’s worth in consideration for the issue of the Class A Ordinary Shares and none of the Class A Ordinary Shares were or will be issued for less than par value.

2.17
The subscription monies for the Class A Ordinary Shares have been paid in full to the Company and the Class A Ordinary Shares have been issued in accordance with the Memorandum and Articles, the memorandum and articles of association in force at the time of issue of such Class A Ordinary Shares and the laws of the Cayman Islands.

2.18	The Registration Statement has been, or will be, authorised and duly executed and delivered by or on behalf of all relevant parties in accordance with all relevant laws.

2.19
There is no document or other information or matter (including, without limitation, any non- binding or unenforceable arrangement or understanding) that has not been provided or disclosed to us that is relevant to or that might affect the opinions expressed in this opinion.

2.20	Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon and subject to the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has (upon its continuance to Jersey) been duly incorporated with limited liability and is validly existing under the laws of Jersey.

3.2
According to the Certificate of Good Standing, there are no overdue annual confirmation statements to be filed by the Company and the Registrar of Companies has not initiated any action to strike the Company off the register of Jersey companies.

3.3
It is possible to legally migrate (i.e. legally domesticate) the corporate existence of the Cayman Company to Jersey as a matter of Jersey law. For the purposes of Jersey law, upon registration of the continuance to Jersey of the Cayman Company which is evidenced by the issue by the Registrar of Companies in Jersey of the Certificate of Continuance (the “Domestication”):

(a)	the Cayman Company becomes the Company and a company incorporated under the Companies (Jersey) Law 1991 (as amended) (the “Law”), to which the Law applies;

(b)	in terms of corporate personality, the Law recognises the Company as the same legal person as the Cayman Company before the continuance took place, rather than as a new company;

3.4	In addition to the matters set out at paragraph 3.3, when a body corporate is continued as a company incorporated under the Law, the Law provides that:

(a)	all property and rights to which the body corporate (i.e. the Cayman Company) was entitled immediately before the issue of the Certificate of Continuance are the property and rights of the Company;

(b)
the Company is subject to all criminal and civil liabilities, and all contracts, debts and other obligations, to which the body corporate was subject immediately before the issue of the Certificate of Continuance;

(c)	all actions and other legal proceedings which, immediately before the issue of the Certificate of Continuance, were pending by or against the body corporate may be continued by or against the Company.

3.5	From the date of Domestication, the Company has all requisite power and authority under the Memorandum and Articles to perform its obligations under the Documents.

3.6
The performance by the Company of its obligations under the Documents and the Domestication will not conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles or any law, public rule or regulation applicable to the Company currently in force in Jersey or any order or decree of any governmental authority currently in force in Jersey to which the Company or its property is subject.

3.7
No authorisations, consents, approvals, licences, validations or exemptions (other than those already held by the Company) are required by law from any governmental authorities or agencies or other official bodies in Jersey in connection with:

(a)	the Domestication; or

(b)	the enforcement of the Documents against the Company; or

(c)	the performance by the Company of its obligations under the Documents.

3.8
The Class A Ordinary Shares to be offered by the Company as contemplated by the Registration Statement (including the issuance of Class A Ordinary Shares upon the exercise of the Warrants in accordance with the Documents) have been duly authorised for issue, and when issued by the Company in accordance with the Memorandum and Articles and against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the Registration Statement (including the issuance of Class A Ordinary Shares upon the exercise of the Warrants in accordance with the Documents), such Class A Ordinary Shares will be validly issued, fully paid and non-assessable shares and, upon entry on the Register of Members, the holders of the Class A Ordinary Shares will be the registered holder of such number of Class A Ordinary Shares as will be noted against their respective names on the Register of Members. As a matter of Jersey law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Documents will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)
enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)
enforcement may be limited by general principles broadly equivalent to those of equity under English law. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside Jersey, they may not be enforceable in Jersey to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	arrangements that constitute penalties will not be enforceable to the extent that such penalties are excessive;

(f)	enforcement may be prevented by reason of fraud, coercion, duress, undue influence, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts;

(g)	provisions imposing confidentiality obligations may be overridden by compulsion of applicable law or the requirements of legal and/or regulatory process;

(h)
the courts of Jersey may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Documents in matters where they determine that such proceedings may be tried in a more appropriate forum;

(i)
any provision in a Document which is governed by Jersey law purporting to impose obligations on a person who is not a party to such Document (a “third party”) is unenforceable against that third party and a third party may not be able to enforce any provision of a Document expressed or intended to be for their benefit;

(j)	any provision of a Document which is governed by Jersey law which expresses any matter to be determined by future agreement may be void or unenforceable;

(k)
we reserve our opinion as to the enforceability of the relevant provisions of the Documents to the extent that they purport to grant exclusive jurisdiction as there may be circumstances in which the courts of Jersey would accept jurisdiction notwithstanding such provisions; and

(l)
a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there is doubt as to the enforceability of any provision in the Documents whereby the Company covenants to restrict the exercise of powers specifically given to it under the Companies Law, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association or present a petition to the Royal Court of Jersey for an order to wind up the Company.

4.2
To maintain the Company in good standing with the Registrar of Companies in Jersey under the laws of Jersey, annual filing fees must be paid and returns made to the Registrar of Companies in Jersey within the time frame prescribed by law.

4.3
Under Jersey law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. There are certain limited circumstances where an application may be made to the Jersey court by a person aggrieved, or a member of the company, or the company for rectification of the register. The Jersey court may refuse such application or may order rectification of the register and payment by the company of any damages sustained by a party aggrieved. As far as we are aware, such applications are rarely made in Jersey and for the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Class A Ordinary Shares, then the validity of such shares may be subject to re-examination by the Jersey court.

4.4
In this opinion the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil or the shareholder is a contributory as defined under the Law.

4.5	Applicable court fees will be payable in respect of the enforcement of the Documents.

4.6
The obligations of the Company may be subject to restrictions pursuant to United Nations, European Union and United Kingdom sanctions as implemented under the laws of Jersey and other sanctions or other restrictive measures imposed by Jersey authorities, under Jersey legislation.

4.7
A certificate, determination, calculation or designation of any party to the Documents as to any matter provided therein might be held by a Jersey court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.8	A provision of a Document may not be enforced where such provision:

(a)
concerns payment or reimbursement of, or indemnity against, the costs and expenses of actual or contemplated enforcement or of litigation before a Jersey court or a foreign court where that court has itself made an order for costs;

(b)	purports to permit or allow the enforcement of foreign revenue or penal or other public laws; or

(c)	purports to exclude the jurisdiction of any court.

4.9
We reserve our opinion as to the extent to which the courts of Jersey would, in the event of any relevant illegality or invalidity, sever the relevant provisions of the Documents and enforce the remainder of the Documents or the transaction of which such provisions form a part, notwithstanding any express provisions in the Documents in this regard.

4.10
We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-Jersey) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Documents.

4.11	We express no opinion on whether or not any matter contemplated by any Document constitutes a transaction at an undervalue or a preference or could be disclaimed as onerous property under Jersey law.

4.12
Preferred creditors under Jersey law will rank ahead of unsecured creditors of the Company.  Furthermore, all costs, charges and expenses properly incurred in the winding up of a company, including the remuneration of the liquidators, are payable out of the assets of the Company in priority to all other unsecured claims.

4.13
Where a party to a Document has discretion or may determine a matter in its own opinion such discretion may require to be exercised reasonably and such opinion may be required to be made on reasonable grounds.

4.14	The effectiveness of release or exculpation provisions may be limited by operation of law.

4.15	Confidentiality obligations may be overridden by legal process or other legal or regulatory requirements.

4.16	A provision of a Document that is considered by the Jersey courts to be usurious may not be effective and unjust enrichment may not be allowed.

4.17	The search of the Public Records is not conclusively able to reveal whether or not:

(a)	a winding up order has been made or a resolution passed to wind up the Company;

(b)	an order has been made or resolution passed to appoint a liquidator or a provisional liquidator to the Company; or

(c)	a security interest has been created and perfected under the SIJL.

4.18
The Viscount Response relates only to the property of the Company being declared en désastre.  There is no formal procedure to determine whether the Company is bankrupt pursuant to the Interpretation (Jersey) Law 1954, and the Viscount Response does not confirm whether any statutory demand has been served through the Viscount’s Department.

4.19
The Creditor Winding Up Response relates only to a search of the Royal Court of Jersey civil records in respect of applications for a creditors’ winding up pursuant to Articles 157A to 157C (inclusive) of the Law.

4.20	The Creditor Winding Up Response will not cover:

(a)	any statutory demand that a creditor has served on the Company as a precursor to the creditors’ winding up application;

(b)	where a creditor has agreed not to issue an application for a creditors’ winding up or the claim is for the repossession of goods;

(c)	a creditors’ winding up application which has been filed with the Judicial Greffe but has not yet been recorded in the creditors’ winding up applications list with the Judicial Greffe;

(d)	if an order for a creditors’ winding up has been made by the Royal Court of Jersey; and

(e)	where the creditors’ winding up application has been dismissed or terminated by the Royal Court of Jersey.

4.21
The Royal Court of Jersey may order that a creditors’ winding up commences in respect of a Jersey company on the date the application is made or on such other date as the court deems fit. Accordingly, a creditors’ winding up considered by the Royal Court after the date of this opinion may be deemed to commence on a date prior to this opinion.

4.22
Information available in public registers in Jersey is limited.  There is a register of certain Jersey security interests, a record of hypotheques over Jersey real property and a record of mortgages over Jersey-registered ships and aircraft. We have not examined any such public records for the purposes of any opinion given in this opinion letter, other than as expressly referred to in this opinion letter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the headings “Legal Matters” and “Enforcement of Civil Liabilities” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the Act or the Rules and Regulations of the Commission thereunder.

We express no view as to the commercial terms of the Registration Statement, the Documents or any ancillary documents or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the Opinions section above and do not extend to any other matters.  We have not been asked to review and we therefore have not reviewed any ancillary documents relating to the Registration Statement and/or the Documents entered into or to be entered into by the Company and express no opinion or observation upon the terms of any such document.

This opinion letter is addressed to you and may be relied upon by you, your counsel and holders of Class A Ordinary Shares pursuant to the Registration Statement. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

Maples and Calder (Jersey) LLP